United States securities and exchange commission logo





                             January 26, 2023

       Samuel Lui
       Chief Executive Officer
       ESGL Holdings Limited
       101 Tuas South Avenue 2
       Singapore 637226

                                                        Re: ESGL Holdings
Limited
                                                            Registration
Statement on Form F-4
                                                            Filed December 30,
2022
                                                            File No. 333-269078

       Dear Samuel Lui:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed on December 30, 2022

       Do any of GUCC's directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 9

   1. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have
at risk that depends on completion of a business combination.
                                                        Include the current
value of securities held, loans extended, fees due, and out-of-pocket expenses for which the
Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
the company   s officers and directors, if material. For example, we
                                                        note your discussion
elsewhere in your filing regarding the promissory notes held by the
                                                        Sponsor, and note that
you have not disclosed the current market value of securities held by the Sponsor.
   2. We note your disclosure that Samuel Lui may have a conflict of interest with respect to
 Samuel Lui
FirstName  LastNameSamuel  Lui
ESGL Holdings   Limited
Comapany
January 26,NameESGL
            2023       Holdings Limited
January
Page 2 26, 2023 Page 2
FirstName LastName
         evaluating the Business Combination in light of his ownership of outstanding ordinary shares of ESGL and, following the closing of the Business Combination, ownership of
         PubCo ordinary shares. Please revise to clarify how the board considered such conflict in negotiating and recommending the business combination. In addition, please disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. Disclose in this section also that Mr. Lui is the sole member and manager of the Sponsor.
3. We note that the Genesis Unicorn Capital Corp. (GUCC) charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it
         impacted GUCC   s search for an acquisition target.
Will I experience dilution as a result of the Business Combination?, page 16

4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
6. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
What happens to the funds deposited in the Trust Account following the Business Combination?, page 17

7. Please revise to clarify the estimated per share amount to be paid to investors exercising their redemption rights. For example, we note your reference on page 17 to $10.26 per share and your reference on page iii to $10.38 per share.
Conditions to Closing, page 21

8. We note your disclosure on page 82 that it is a condition to the obligations of GUCC and
         ESGL to close the Business Combination that your Class A common stock remain listed on the Nasdaq Global Market. We also note your disclosure that as a result, if the Nasdaq
         Proposal is not adopted, the Business Combination may not be completed "unless this condition is waived." However, we also note your disclosure at page v and elsewhere that the Acquisition Merger Proposal is conditioned upon the approval of the Reincorporation
 Samuel Lui
FirstName  LastNameSamuel  Lui
ESGL Holdings   Limited
Comapany
January 26,NameESGL
            2023       Holdings Limited
January
Page 3 26, 2023 Page 3
FirstName LastName
         Merger Proposal and the Nasdaq Proposal. Please revise to clarify whether waiver of the adoption of the Nasdaq Proposal is being considered, and whether the Acquisition Merger
         Proposal is conditioned upon the approval of the Nasdaq Proposal.
9. Please define in this section the "Outside Date" for closing of the Merger, as referenced on page 22.
The Group has engaged in transactions with related parties, and such transactions present potential conflicts of interest, page 37

10. We note your disclosure that the Group has entered into a number of transactions with
         related parties, and your reference to the section entitled    Certain
Relationships and
         Related Party Transactions - ESGL Related Party Transactions    for a
more detailed
         discussion with respect to the Group   s related party transactions.
However, such
         information does not appear to be provided in the section    Related
Party Transactions of
         the Group    on page 182. Please advise.
GUCC's search for a business combination, and any target business with which we ultimately consummate a business combination, page 42

11. Please update your risk factor disclosure under this caption to reflect your entry into the merger agreement.
The Sponsor controls a substantial interest in GUCC and thus may influence certain actions requiring a stockholder vote, page 42

12. You state that "if a significant number of GUCC stockholders vote, or indicate an intention to vote, against the Business Combination, the Sponsor, the Initial Stockholders
         or their affiliates, could make purchases of GUCC common stock in the open market or in private transactions in order to influence the vote." At page 24, you also indicate that
         "... the Sponsor or its affiliates may purchase GUCC securities in open market or private transactions outside of the redemption process, for purposes of ensuring that certain
         Nasdaq initial listing requirements will be met and therefore, increasing the likelihood that the Business Combination will close. Any such securities purchased would not be voted in favor of approving the Business Combination." Please provide us with your analysis as to how such purchases would comply with Exchange Act Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March
         22, 2022), please provide an analysis regarding how it applies to your circumstances.
Background of the Business Combination, page 66

13. Please revise your disclosure to describe how discussions between GUCC and ESGL were initiated. Substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of GUCC and
         ESGL, including the material terms that were discussed, how parties' positions differed, and how issues were resolved. For example, please discuss how the parties determined the
 Samuel Lui
FirstName  LastNameSamuel  Lui
ESGL Holdings   Limited
Comapany
January 26,NameESGL
            2023       Holdings Limited
January
Page 4 26, 2023 Page 4
FirstName LastName
         transaction structure and valuation of ESGL. In addition, expand the discussion of the meetings and negotiations among "representatives" of the parties to name the individuals involved from GUCC and from ESGL.
14. We note your disclosure regarding the "detailed investment recommendation paper"
         GUCC's board discussed on November 14, 2022. Please provide the information required by Item 4(b) of Form F-4 with respect to such investment recommendation paper, or provide your analysis as to why such information is not required. Proposal No. 2 - The Acquisition Merger Proposal
Projected Financial Information, page 69

15. Please describe the reasons the projections were prepared and the purpose for their inclusion in the filing. In addition, we note your disclosure that "ESGL has made numerous estimates and material assumptions with respect to, among other things, regulatory, market and financial conditions and competition, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters...." Please expand your disclosure to describe the material assumptions and
         limitations underlying the referenced projections, including the forecasted capital expenditures. In that regard, we note disclosure on page 74 regarding such forecasted capital expenditures with respect to the fairness opinion. We also note that while ESGL has a history of losses, the forecasts project achieving profit starting in 2024. Please provide additional details to support this growth in profit and describe factors or contingencies considered that would affect the projected growth ultimately materializing.
Opinion of Marshall & Stevens as an Independent Professional Valuation Advisor to GUCC, page 71

16. We note your disclosure regarding the fairness opinion provided by Marshall & Stevens with respect to the fairness of the transaction, from a financial point of view, to GUCC.
         Please revise to provide a clear explanation as to the reason the fairness opinion was obtained. In addition, revise to clarify, if true, that the fairness opinion addresses fairness to all GUCC shareholders as a group as opposed to only those shareholders unaffiliated with the Sponsor or its affiliates.
17. Revise to explain further your reference to ESGL's "expected growth profile" including the nature and components of this expected growth. We note the statement under your
         Guideline Public Company Analysis at page 77 that "Given the expected growth profile of
         ESGL, the fourth and fifth year forecasted value indications were weighted equally to arrive at the final range of value."
Proposal No. 4 -- The Governance Proposals, page 83

18. We note your description of an exclusive forum provision proposed to be included in
         PubCo   s Amended and Restated Memorandum and Articles of Association.
However,
         such provision does not appear to be included in the Form of Amended and Restated
 Samuel Lui
FirstName  LastNameSamuel  Lui
ESGL Holdings   Limited
Comapany
January 26,NameESGL
            2023       Holdings Limited
January
Page 5 26, 2023 Page 5
FirstName LastName
         Memorandum and Articles of Association of ESGL Holdings Limited provided in
         Appendix B. Please ensure that your discussion accurately reflects the contents of the proposed amended and restated memorandum and articles of association. U.S. Federal Income Tax Consequences, page 86

19. Please revise to clarify the material tax consequences of the Business Combination, and obtain and file an opinion of counsel with regard to such material tax consequences. See
         Item 4(a)(6) of Form F-4 and Item 601(b)(8) of Regulation S-K. Refer also to Section
         III.A.2 of Staff Legal Bulletin No. 19. For example, we note your disclosure regarding
         Sections 368 and 367(a) of the Code with respect to the Reincorporation Merger. If there is uncertainty regarding the tax treatment of the Business Combination, your disclosure
         and counsel   s opinion should discuss the degree of uncertainty and
make clear why
         counsel cannot give a firm opinion.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of the
Group
Liquidity and Capital Resources, page 125

20.      We note your disclosure regarding the company   s borrowings, and
related disclosure in
         Note 18 to your financial statements. Please file as exhibits any loan agreements required to be filed by Item 601(b)(4) or Item 601(b)(10) of Regulation S-K. Emerging Growth Company Status, page 133

21. We note ESGL Holdings Limited ("PubCo") discloses that it is an emerging growth
         company   , as defined in Section 2(a) of the Securities Act, as
modified by the JOBS Act.
         Please disclose if PubCo has elected to take advantage of the benefits of the extended transition period for complying with new or revised accounting standards under Section
         102(b)(1). If PubCo chooses to take advantage of the extended transition period, please disclose that as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates with similar disclosure.
ESA's Directors and Executive Officers Prior to the Business Combination, page
169

22. Under "Experienced Management Team" at page 102, you state: "The Group s core executive and management team has amassed more than a combined 100 years of relevant experience in waste management and the chemical supply chain." Please explain which of the listed officers and directors constitute this "core" team. Compensation of Directors and Executive Officers, page 170

23. Please update your disclosure regarding the compensation of directors and executive officers for the fiscal year ended December 31, 2022.
 Samuel Lui
FirstName  LastNameSamuel  Lui
ESGL Holdings   Limited
Comapany
January 26,NameESGL
            2023       Holdings Limited
January
Page 6 26, 2023 Page 6
FirstName LastName
Directors and Executive Officers of the Combined Company After the Business Combination, page 171

24. Please revise to identify the individuals who currently serve as a director of the registrant, and the individuals who are currently director nominees.
Environmental Solutions Group Holdings Limited
Audited Financial Statements For the Fiscal Years Ended December 31, 2020 and
2021
3. Going Concern, page F-91

25. You highlight certain conditions that cast doubt over your ability to continue as a going concern including your significant net current liability position and net losses in each of the periods presented and state that you are dependent on the undertaking of your shareholders to provide continuing financial support to enable you to meet your liabilities as and when they fall due. Please tell us how you concluded that these conditions were alleviated and explain why a going concern paragraph was not included in the report of your independent auditor.
Exhibits

26. Please revise to clarify how many shares of the registrant will be issued to the existing shareholders of ESGL in connection with the business combination. In that regard, we note that the fee table provided in Exhibit 107 includes 75,000,000 ordinary shares to be issued to the existing shareholders of ESGL, but disclosure on page 81 references the issuance of 7,500,000 shares.
General

27. With a view toward disclosure, please tell us whether GUCC's sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure in this filing that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. In that regard, we note the risk factor titled "We may not be able to complete an initial business combination with a U.S.
         target company since such initial business combination may be subject to U.S. foreign investment regulations" in GUCC's definitive proxy statement filed on January 25, 2023.
 Samuel Lui
ESGL Holdings Limited
January 26, 2023
Page 7


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameSamuel Lui
                                                           Division of
Corporation Finance
Comapany NameESGL Holdings Limited
                                                           Office of Energy &
Transportation
January 26, 2023 Page 7
cc:       David Levine, Esq.
FirstName LastName